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                                                                    EXHIBIT 19




                       [LETTERHEAD OF JAPONICA PARTNERS]





                                                              September 17, 1994


Frank J. Tasco
Borden, Inc.
180 East Broad Street
Columbus, OH  43215-3799

Dear Mr. Tasco:

Upon review of your fax this morning, several points are worth note:

POINT I: SEMANTIC SOPHISTRY: Your comments as to why Japonica Partners has been denied opportunity to act as a proactive white knight and maximize shareholder value are both factually inaccurate and logically inconsistent. Your attempts at semantic sophistry will not remedy concerns of irreparable harm or breaches of duty.

POINT II: 117-DAY DISADVANTAGE: At a minimum, your actions to date have impeded the maximization of shareholder value by 117 days, giving a preferred suitor at least a 117-day advantage.

POINT III: EQUAL ACCESS TO INFORMATION: Our team remains prepared to meet immediately in Columbus, New York, or any other location in order to obtain the information provided to Whitehall.

Please immediately fax to us today a list of all such material and information, which must currently exist. Also, please provide us with a listing of all meetings and communications, both written and verbal, including specific dates and content, between Borden and its advisors and Whitehall.

POINT IV: ANSWERS TO SEPTEMBER 7TH QUESTIONS: On Wednesday, September 7th, 10 days ago, we provided you with the attached list of questions in order to advance our efforts as a proactive white knight seeking to maximize shareholder value. We understand these were distributed to the Board at that time. These inquiries were provided before the Whitehall agreement was executed, and should have been answered prior to advancing with such an agreement.





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Frank J. Tasco
September 7, 1994
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POINT V:  "LEVEL PLAYING FIELD" PROCEDURES:  Given your actions to date, continuing to discourage Japonica Partners' effort to maximize shareholder value (as a proactive white knight) and encouraging a preferred suitor is totally inappropriate. A procedure to develop a fair and level playing field must be established immediately.

In this regard, you should provide Japonica Partners with, at a minimum, immediate notice and sufficient time to respond prior to contemplating any further actions between Borden and Whitehall. And, all should be made aware that communications, directly or indirectly, to Whitehall of our efforts are prohibited.

Our legal advisors will be sent the faxed September 16th letter agreement. Obviously, this should not be used by you to further delay providing us with a listing of items referenced in points III and IV.

As we have stated repeatedly, we are open to meet with you to discuss the above today, tomorrow or as soon as possible. Given that 117 days have passed since our first communication, it is incumbent upon you to accelerate efforts regarding Japonica Partners. If you don't wish to extend the courtesy of proposing a date, time and location for a meeting, we suggest Providence as early as Sunday, September 18, 1994.

As mentioned in our September 15th letter, since the Board has determined that the Company should be sold, executing asset sales and/or non-ordinary business contracts/agreements may diminish shareholder value and is therefore impermissible.

As Japonica Partners has stated innumerable times since May 24th, our preference is that of a proactive white knight in order to maximize shareholder value.

                                        Sincerely,

                                        /s/ JAPONICA PARTNERS
                                        ------------------------------
                                        JAPONICA PARTNERS

cc:  List, incl. Borden, Allan L. Miller and Louie Perlmutter


[Omitted from this letter is an attachment which is filed separately as exhibit 14 to this Form 8-K]